EXHIBIT 99.1

Recommendation for Board of Directors and Corporate Assembly of StatoilHydro

OSLO, Norway, May 2, 2007 (PRIME NEWSWIRE) -- The election committees of Statoil and Hydro have presented today their recommendation for the Board of Directors, Corporate Assembly and Election Committee of StatoilHydro, which will be established through the planned merger between Statoil and Hydro's oil and gas activities.

Eivind Reiten, president and chief executive officer of Hydro, has been recommended as chair of the board of the merged company, in accordance with the merger agreement between the boards of Statoil and Hydro.

Statoil's Election Committee has recommended Marit Arnstad as deputy chair and Grace Reksten Skaugen, Kjell Bjoerndalen and Roy Franklin as board members of StatoilHydro. Marit Arnstad and Grace Reksten Skaugen are members of Statoil's board.

Hydro's election committee has recommended Elisabeth Grieg and Kurt Anker Nielsen as board members. Both are members of Hydro's board.

In addition, three members of the StatoilHydro board will be elected by and among the employees. Election of the board will be made by Statoil's present Corporate Assembly after the companies' extraordinary general meetings have considered the merger, and on the condition that the merger proposal receives approval. The extraordinary general meetings are expected to be held in late June/early July.

"The election committees of the two companies have coordinated their work, and the recommendation for the Board of Directors, Corporate Assembly and Election Committee is based on an overall assessment of StatoilHydro's needs for competence, continuity and renewal," say Anne Kathrine Slungard and Svein Steen Thomassen, leaders of the election committees of Statoil and Hydro, respectively.

"We have emphasized experience from international business and from the oil and gas industry, as well as understanding of the significance of long-term, industrial development and social responsibility. The recommended composition of the governing bodies meets these considerations in a good and balanced way."

For the corporate assembly of StatoilHydro, Statoil's Election Committee has recommended the following members:

 Olaug Svarva (49), managing director of Norwegian National Insurance
   Fund (leader)
 Erlend Grimstad (39), executive vice president of Umoe AS
 Greger Mannsverk (46), managing director of Kimek AS
 Steinar Olsen (57), chair of MI Norge AS
 Benedicte Berg Schilbred (60), working chair of Odd Berg Gruppen, Tromsoe
 Ingvald Stroemmen (56), professor at the Norwegian University of Science and Technology (NTNU)
 Inger OEstensjoe (52), chief officer, Stavanger local authority

 Deputy members:

 1. Oddbjoerg Ausdal Starrfelt (58), senior adviser for Mercuri Urval
 3. Hege Sjo (38), manager, European engagements, Hermes Investment
      Management Ltd

Hydro's Election Committee has recommended the following members for the Corporate Assembly of StatoilHydro:

 Idar Kreutzer (44), chief executive of Storebrand, (deputy leader)
 Rune Bjerke (46), chief executive of DnB NOR
 Gro Braekken (54), chief executive, Save the Children Norway
 Benedicte Schilbred Fasmer (40), director for capital markets,
   Sparebanken Vest
 Kare Rommetveit (61), director, University of Bergen

 Deputy members:

 2. Anne-Margrethe Firing (52), senior vice president, Nordea Bank Norge
 4. Shahzad Rana (39), chair of board, Questpoint

In addition, six members of the Corporate Assembly will be elected by and among the employees. The following are recommended as members of StatoilHydro's Election Committee:

 Olaug Svarva, managing director, Norwegian National Insurance Fund
   (leader)
 Benedicte Schilbred Fasmer, director for capital markets,
   Sparebanken Vest
 Tom Rathke (50), managing director, Vital Forsikring and
   executive vice president, DnB NOR
 Bjoern Stale Haavik (44), director general, Ministry of Petroleum and Energy

The Corporate Assembly and Election Committee will be elected by the extraordinary general meeting of Statoil, which is expected to be held in late June/early July.

The Election Committee's proposal for the board of StatoilHydro

Eivind Reiten, chair (born 1953) is president and chief executive officer of Hydro. Prior to joining Hydro in September 1986, he was state secretary in the Ministry of Finance and later minister of fisheries. In 1989-90 he was minister for petroleum and energy. He has been a manager in Hydro's agricultural division (now Yara International), president in Hydro's energy division, refining & marketing division and Hydro Aluminium, metal products. In 1999 he was appointed executive vice president with an overall responsibility for Hydro's aluminium business and became a member of the corporate management. He has been chief executive since 2001. Reiten holds an economics degree from the University of Oslo. He has been a member of the board of the Central Bank of Norway, and chair of the boards of the Norwegian Postal Service, Telenor and the International Primary Aluminium Institute.

Marit Arnstad, deputy chair,(born 1962) is a lawyer and works as an adviser in the Schjoedt law firm in Trondheim. Arnstad was minister of petroleum and energy in the period 1997-2000 and a member of parliament representing the Centre Party in the periods 1993-97 and 2001-05. She has been senior executive officer in the Ministry of the Environment, and assistant lawyer in the Wiersholm, Mellbye and Bech law firm. Arnstad is chair of the board of the Norwegian University of Science and Technology in Trondheim (NTNU), and a director of NTE Nett AS, Aker Seafood ASA, Acta ASA, COWI AS and Access Mid-Norway. She has been a member of Statoil's board since 2006.

Kjell Bjoerndalen (born 1946) is general secretary of the Norwegian United Federation of Trade Unions and a member of the secretariat for the Norwegian Confederation of Trade Unions. He is a member of Statoil's Corporate Assembly and a board member of Bank1 Oslo. Bjoerndalen is also leader of the amalgamation of industrial employees in the Nordic countries. He has been a member of the Labor party's central board since 1992.

Roy Franklin (born 1953) was chief executive of the UK independent oil and gas company, Paladin Resources plc from 1997-2005, and group managing director of Clyde Petroleum plc from 1991-97. He has a long career from BP where he gained exploration, commercial and management experience in several countries. Franklin has a BSc in geology from Southampton University, UK. He was chair of Brindex, the trade association for UK independent oil and gas companies, and a member of Pilot, the joint industry/government task force, from 2002-05. Franklin is non-executive chair of Bateman Litwin NV, and sits on the boards of the Australian oil and gas company Santos Ltd, and Novera Energy Ltd, a leading UK company in renewables. In 2004 he was awarded the OBE for services to the UK oil and gas industry.

Elisabeth Grieg (born 1959) is co-owner of the Grieg Group and chief executive of Grieg International AS. She is also chair of the board of Grieg Shipping Group and vice president of the board of the Norwegian Shipowners' Association and member of the boards of Star Shipping AS, Grieg International AS, Grieg Maturitas AS, the Grieg Foundation and SOS Children's Villages in Norway. She is a member of Orkla ASA's Corporate Assembly and Election Committee and the council and election committee of Det Norske Veritas. Grieg has been a member of Hydro's board since 2001, and has been deputy chair since 2006.

Kurt Anker Nielsen (born 1945) has previously held senior positions in Novo A/S and Novo Nordisk A/S, including as CFO and managing director. He is presently deputy chair of the boards of Novozymes A/S and Dako A/S, and is a member of the boards of Novo Nordisk A/S, Novo Nordisk Fonden, ZymoGenetics Inc and Westas Wind Systems A/S. He is also chair of the board of Reliance A/S . Nielsen has been a member of Hydro's board since 2004.

Grace Reksten Skaugen (born 1953) is an independent consultant. She was previously director of corporate finance at Enskilda Securities, Oslo. She has also been adviser for Aircontactgruppen, Oslo and Fearnley Finance Ltd, London. She did research in the field of microelectronics at Columbia University, New York. Skaugen has a PhD in laser physics from Imperial College of Science and Technology, London University, and an MBA from the Norwegian School of Management. She is board chair of Entra Eiendom, deputy chair at Opera Software and board member of Invest AB and Atlas Copco AB. Skaugen has been a member of Statoil's Board of Directors since June 2002.

The Election Committee's proposal for the Corporate Assembly of StatoilHydro

Olaug Svara (born 1957) is managing director of the Norwegian National Insurance Fund. She has held various managerial posts within finance, including as financial analyst and director of investments in the Norwegian National Insurance Fund, managing director of SpareBank 1 Aktiv Forvaltning and investment director of SpareBank 1 Livsforsikring. Svarva is a member of the corporate assembly and election committee of Orkla ASA, a member of the election committee of Oslo Boers Holding ASA, a member of the supervisory board and election committee of Storebrand ASA and a member of the election committee of Veidekke ASA.

Svarva is authorized as a portfolio manager by the Norwegian School of Economics and Business Administration/The Norwegian Society of Financial Analysts (NHH/NFF) and she holds a Bachelor's degree and an MBA from the University of Denver, USA.

                            *****
 Certain statements contained in this announcement constitute
 "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S.
 Securities Exchange Act of 1934, as amended. In order to utilize the
 "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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